Exhibit 99.2

FIRST AMENDING AGREEMENT

                    THIS AGREEMENT made as of the 15th day of May, 2008.

BETWEEN:

LUNDIN MINING CORPORATION, a corporation amalgamated under the laws of Canada (the “Parent”) and LUNDIN MINING AB, a corporation incorporated under the laws of Sweden (“Lundin AB”)

                    (Lundin AB, together with the Parent, herein called the “Borrowers”)

- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, in its capacity as administrative agent of the Lenders under the Credit Agreement

(herein called the “Administrative Agent”)

- and -

THE BANK OF NOVA SCOTIA, BNP PARIBAS (SUISSE) SA, WESTLB AG, TORONTO BRANCH, BANK OF MONTREAL, BANK OF MONTREAL IRELAND PLC, ING BANK N.V., SKANDINAVISKA ENSKILDA BANKEN AB (publ), ABN AMRO BANK N.V., STOCKHOLM BRANCH, COMMONWEALTH BANK OF AUSTRALIA, HSH NORDBANK AG, COPENHAGEN BRANCH AND N.M. ROTHSCHILD & SONS LIMITED

(herein collectively called the “Lenders” and individually called a “Lender”)

                    WHEREAS, the Borrowers, the Lenders and the Administrative Agent entered into a credit agreement dated as of May 28, 2007, pursuant to which the Lenders established certain credit facilities in favour of the Borrowers (the “Credit Agreement”);

                    AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

                    NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1 Capitalized Terms. All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

ARTICLE 2
AMENDMENTS

2.1 General Rule. Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2 Defined Terms. Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	the following definition of “Acceptable Financial Institution” is added immediately after the definition of “2P Reserves”:

““Acceptable Financial Institution” means, at any particular time, a financial institution that maintains an A rating or better from any of Fitch, Moody’s or S&P.”;

(b)	the following definition of “Fitch” is added immediately after the definition of “Fiscal Year”:

““Fitch” means Fitch Ratings Ltd. or any successor by merger or consolidation to its business.”;

(c)	the definition of “Issuing Lender” is amended by adding the following immediately after the words “The Bank of Nova Scotia” in the first line thereof: “, Skandinaviska Enskilda Banken AB”;

(d)	the definition of “Letters” is amended by adding the following immediately after the words “Issuing Lender” at the end thereof: “including, without limitation, the SEB Letter.”;

(e)	the definition of “Net Total Debt” is deleted in its entirety and replaced with the following:

““Net Total Debt” means, at any particular time, Total Debt at such time less Cash held by Acceptable Financial Institutions in Permitted Jurisdictions which is free and clear of Liens, other than Liens securing payment of customary charges and fees relating to the accounts in which the Cash is held.”;

(f)	the definition of “Non-Guaranteeing Material Subsidiaries” is amended by inserting the following immediately following the last sentence thereof:

“The Borrower and the Lenders shall be deemed to have designated as a Non-Guaranteeing Material Subsidiary any Material Subsidiary acquired, directly or indirectly, by the Parent pursuant to a Permitted Acquisition if such Material Subsidiary is not a wholly-owned Subsidiary of the Parent provided that (x) such Material Subsidiary shall become a wholly-owned Subsidiary of the Parent within the relevant statutory timelines applicable to such Material Subsidiary and (y) such designation shall cease upon such Material Subsidiary becoming a wholly-owned Subsidiary of the Parent.”;

(g)	the definition of “Ozernoe Project Guarantee Obligations” is deleted and replaced with the following:

““Ozernoe Project Guarantee Obligations” means, without duplication, the obligations of the Borrowers under any guarantee, to complete, or of Indebtedness incurred with respect to any financing for, the construction and initial development of the Ozernoe Project, such guarantee to be terminated upon or prior to completion of the Ozernoe Project, provided at no time shall such guarantee guarantee an amount in excess of the Parent’s Ownership Interest percentage of such financing or completion obligations at the time that the guarantee is made.”;

(h)

the definition of “Permitted Capital Reorganization” is amended by deleting the phrase “any Capital Reorganization” in the first line and replaced with the following: “(a) any change in the issued and outstanding Shares of the Parent (i) other than in connection with an Acquisition that is not a Permitted Acquisition or (ii) that does not result in any Event of Default and (b) any Capital Reorganization”;

(i)	the definition of “Permitted Indebtedness” is amended as follows:

	(i)	paragraph (f) thereof is deleted in its entirety and replaced with the following:

(f)

“Indebtedness owing by any Company to another Company provided that in the case of Indebtedness owing by any Obligor to another Company such Indebtedness is subordinated and postponed pursuant to the Postponement and Subordination Undertaking”;

	(ii)	paragraph (h) thereof is amended by deleting “; and” and replacing it with“;”;

	(iii)	paragraph (i) thereof is amended by (x) inserting “and (j)” after the phrase “clauses (a)-(h)” in the second line thereof and (y) deleting the “.” at the end thereof and replaced it with “; and”;

	(iv)	the following paragraph is inserted immediately following paragraph (i) thereof:

	“(j)	Indebtedness under, or in connection with, interest-free loans made, or sponsored, by Official Bodies in an aggregate outstanding principal amount not exceeding at any particular time €40,000,000.”;

(j)	the definition of “Permitted Jurisdictions” is amended by adding “their respective territories and” after the phase “Switzerland and” in the second line thereof;

(k)	the definition of “Permitted Liens” is amended by:

	(i)	inserting the following at the end of paragraph (g) thereof immediately after the word “business”:

“(whether such security is given directly to such public utility or other Official Body or indirectly (ie. as security for a letter of credit or bank guarantee that is issued at the request, and on the credit, of a Company if required by a public utility or any other Official Body in connection with the operations of such Company, all in the ordinary course of business)”; and

	(ii)	inserting the following at the end of paragraph (n) thereof immediately after the word “Obligations”:

“or Permitted Indebtedness described in paragraph (e) of the definition of Permitted Indebtedness”;

(l)	the definition of “Schedule II and II Reference Lenders” is amended deleting the phrase” II and II” in the defined term and replaced with “II and III”;

(m)	the following definition of “SEB Letter” is added immediately after the definition of “Schedule II and III Reference Lenders”;

“SEB Letter” means the guarantee agreement dated March 27, 2006 between Skandinaviska Enskilda Banken AB in the amount of Swedish Kronor 80,000,000 in favour of Länsstyrelsen i Örebro Lan”;

(n)	the definition of “Tenke Fungurume Project Guarantee Obligations” is deleted in its entirety and replaced with the following:

(i)

““Tenke Fungurume Project Guarantee Obligations” means, without duplication, the obligations of the Parent under any guarantee, to complete, or of Indebtedness incurred with respect to any financing for, the construction and initial development of the Tenke Fungurume Project, such guarantee to be terminated upon or prior to the completion of the Tenke Fungurume Project, provided at no time shall such guarantee guarantee an amount in excess of the Parent’s Ownership Interest percentage of such financing or completion obligations (increased by the Parent’s Ownership Interest percentage of the La Generale des Carrieres et des Mines’ (known as Gecamines) interest in the Tenke Fungurume Project) at the time that the guarantee is made.”.

2.3 Lender’s Commitments. Subsection 2.1(a)(i) of the Credit Agreement is hereby amended by deleting “U.S. $50,000,000” and replacing it with “U.S. $287,500,000”.

2.4 Affirmative Covenants – Financial Reporting. Subsection ll.l(a)(i) of the Credit Agreement is hereby amended by inserting “before June 30 of each Fiscal Year, copies of the” after the phrase “auditors’ report thereon and” in the third line thereof.

2.5 Affirmative Covenants – Cash of the Companies. Subsection ll.l(v) of the Credit Agreement is hereby deleted in its entirety and replaced with “(v) [Intentionally Deleted]”.

2.6 Restrictive Covenants – Indebtedness. Subsection 11.2(f) of the Credit Agreement is hereby amended by inserting “and (j)” after the phrase “in (x) paragraphs (d) – (g)” in the fifth line thereof.

2.7 Restrictive Covenants – Risk Management Agreements. Subsection 11.2 (h) of the Credit Agreement is hereby amended by deleting “60%” and replacing it with “75%”.

2.8 Events of Default. Subsection 13.1(j) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(j)

If any Subject Entity fails to pay, within five Banking Days of the completion of any Permitted Acquisition, any related Permitted Acquisition Indebtedness in an aggregate amount in excess of U.S. $25,000,000 that is or has become due and payable upon the completion of such Permitted Acquisition;”

2.9 Deliveries Pursuant to Credit Agreement. For the purposes of the Credit Agreement, this agreement and any document or instrument referred to herein shall be deemed to be delivered pursuant to the Credit Agreement and to be referred to in the Credit Agreement.

ARTICLE 3
MISCELLANEOUS

3.1 Conditions Precedent to Effectiveness. This agreement shall not be effective unless the following conditions have been satisfied:

(a)	each of the parties hereto shall have executed and delivered this agreement and the Guarantors have executed and delivered the acknowledgement attached hereto;

(b)	no Default shall have occurred and be continuing or would arise upon this agreement becoming effective;

(c)	the Parent has paid to each Lender signatory hereto a work fee of U.S.$10,000;

(d)	the Lenders have received, in form and substance satisfactory to the Lenders:

	(i)	a duly certified resolution of the board of directors of the Parent authorizing it to execute, deliver and perform its obligations under the Credit Agreement, as amended by this agreement;

	(ii)	a certificate of a senior officer of the Parent setting forth, among other things, specimen signatures of the individuals authorized to sign on its behalf;

	(iii)	a certificate of status or good standing for the Parent issued by the appropriate governmental body or agency of the jurisdiction in which the Borrower is incorporated or formed; and

(iv)

an opinion of the Parent’s legal counsel with respect to, inter alia, the enforceability of this agreement and as to such other matters as the Lenders may reasonably request, and otherwise in form and substance satisfactory to the Lenders.

3.2 Future References to the Credit Agreement. On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

3.3 Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

3.4 Enurement. This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

3.5 Conflict. If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

3.6 Counterparts. This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Executed counterparts shall be delivered to the Agent or transmitted to the Agent by telefacsimile and the parties adopt signatures so transmitted to the Agent as original signatures; provided, however, that any party transmitting its signature to the Agent by telefacsimile shall promptly deliver to the Agent an original of the executed counterpart of this agreement which was so transmitted.

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          IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

Lundin Mining Corporation	LUNDIN MINING CORPORATION
Hovslagargatan 5
SE-111 48 Stockholm, Sweden

By:

Attention: Fredrik Vide, Financial Manager		Name: Anders Haker
Telefax: 46 (0) 8 550 560 01		Title:

By:

Name: PHIL WRIGHT
Title:

Lundin Mining AB	LUNDIN MINING AB
c/o Lundin Mining Corporation
Hovslagargatan 5
SE-111 48 Stockholm, Sweden
By:

Attention: Fredrik Vide, Financial Manager		Name: Anders Haker
Telefax: 46 (0) 8 550 560 01		Title:

By:

Name: Fredrik Vide
Title:

The Bank of Nova Scotia	THE BANK OF NOVA SCOTIA, as
Corporate Banking - Loan Syndications	Administrative Agent
40 King St. West – 62nd Floor
Toronto, Ontario M5W 2X6

Attention: Managing Director	By:

Name: Alastair Borthwick
Telefax: (416) 866-2009 with a copy to:		Title: Director

By:

Name: Kimberley Snyder
Attention: Managing Director		Title: Associate Director

Telefax: (416) 866-3329

The Bank of Nova Scotia	THE BANK OF NOVA SCOTIA, as Lender
Corporate Banking – Global Mining
Scotia Plaza, 62nd Floor
40 King Street West
Toronto, Ontario M5W 2X6	By:

Ray Clarke
Attention: Managing Director		Managing Director

Telefax: (416) 866-2009	By:

Evan Ivanov
Director

WestLB AG, Toronto Branch	WESTLB AG, TORONTO BRANCH
Suite 2301, Box 41
Royal Bank Plaza, North Tower
200 Bay Street
Toronto, Ontario M5J 2J1
By:

Attention: Dario Murkovic, Director		Name: Robert L Dyck
Fax: 416.216.5020		Title: Executive Director

By:

Name: Kenneth Chan
Title: Director

Bank of Montreal	BANK OF MONTREAL
Suite 1700 – 885 West Georgia Street
Vancouver, British. Columbia
V7C 3E8
By:

Attention: Jerry Kaye		Name: JERRY KAYE
Fax: 604.443.1408		Title: VICE PRESIDENT

By:

Name:
Title:

Bank of Montreal Ireland plc	BANK OF MONTREAL IRELAND PLC
2 Harbourmaster Place
IFSC, Dublin1
Ireland
By:

Attention: Finbarr Farrell, Risk Manager		Neil Ward
Fax: 353 1 614 7819		General Manager

By:

Name:
Title:

ING Bank N.V.	ING BANK N.V.
Structured Finance Natural Resources
HE 0209, Bijlmerplein 888
1000 BY Amstersdani
Netherlands

Attention: John van der Gaag, Director	By:
Fax: 31.20.56.35164
Name: Jaap Jan Prins
Title: Managing Director

By:

Name: Juultje van der Wijk
Title: Director

Skandinaviska Enskilda Banken AB	SKANDINAVISKA ENSKILDA BANKEN AB (publ)
Kungsträdgärdsgatan 8
Stockholm, Sweden 106 40

By:

Attention: Jan Päkkilä, Client Executive		Name: Michael I Dicks
Fax: 46.8.763.9100		Title:

By:

Name: PENNY NEVILLE-PARK
Title:

ABN AMRO	ABN AMRO BANK N.V., STOCKHOLM
Birger Jarlsgatan 7	BRANCH
Stockholm Sweden 10137

By:

Attention: Maria Rosta		Name:
Fax: 468.5723.5017		Title:

By:

Name: Rolf Ahlström
Title:

Commonwealth Bank of Australia	COMMONWEALTH BANK OF AUSTRALIA
85 Queen Victoria Street
London EC4V 4HA

Attention: Steve Berto
Head of Origination, Europe	By:
Fax: 020 7329 6611
Name: STEVE BERTO
Title: HEAD OF ORIGINATION

By:

Name:
Title:

N.M. ROTHSCHILD & SONS LIMITED

By:

Name: George Pyper
Title: Director

By:

Name: Derek McCrone
Title: Assistant Director

The undersigned, each being a Guarantor under the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Guarantees delivered pursuant to the Credit Agreement.

LUNDIN MINING CORPORATION

By:

Name: Anders Haker
Title:

By:

Name: PHIL WRIGHT
Title:

GALMOY MINES LIMITED

By:

Name: Anders Haker
Title:

By:

Name: João Carrêlo
Title:

LUNDIN MINING LIMITED

By:

Name: Anders Haker
Title:

By:

Name: João Carrêlo
Title:

BARINAS ENTERPRISES COMPANY LIMITED

By:

Name: BASIL TRICOURIS
Title: Director
By:

Name:
Title:

ZINC HOLDINGS LIMITED

By:

Name: IRENE SAVVIDES
Title: Director

By:

Name:
Title:

ZINKGRUVAN MINING AB.

By:

Name: Anders Haker
Title:

By:

Name: JOÃO CARRÊLO
Title:

NORTH ATLANTIC NATURAL RESOURCES AB

By:

Name: Anders Haker
Title:

By:

Name: L Goran Gustafeson
Title:

LUNDIN MINING HOLDING AB

By:

Name: Anders Haker
Title:

By:

Name: Fredrik Vide
Title: